UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

ServiceSource International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81763U 10 0

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81763U 10 0	13 G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Micro Fund SBIC, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,758,736 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,758,736 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,736 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by Housatonic Micro Fund SBIC, L.P. (“HMF SBIC”), Housatonic Micro Partners SBIC, L.L.C. (“HMP SBIC”), Housatonic Equity Investors IV, L.P. (“HEI IV”), Housatonic Equity Partners IV, L.L.C. (“HEP IV”) and Housatonic Equity Affiliates IV, L.P. (“HEA IV,” together with HMF SBIC, HMP SBIC, HEI IV and HEP IV, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,874,303 shares owned by HMF SBIC; (ii) 2,757,322 shares owned by HEI IV; and (iii) 127,111 shares owned by HEA IV. HMP SBIC serves as the general partner of HMF SBIC and has voting and investment control over the shares owned by HMF SBIC and may be deemed to own beneficially the shares owned by HMF SBIC. HMP SBIC owns no securities of the Issuer directly. HEP IV serves as the general partner of HEI IV and HEA IV and has voting and investment control over the respective shares owned by HEI IV and HEA IV and may be deemed to own beneficially the shares owned by HEI IV and HEA IV. HEP IV owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2013.
(3)	The percentages set forth on the cover sheets are calculated based on 81,095,945 shares of Common Stock reported to be outstanding as of October 31, 2013 as reported on the Issuer’s most recently filed 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013.

CUSIP NO. 81763U 10 0	13 G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Micro Partners SBIC, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,758,736 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,758,736 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,736 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,874,303 shares owned by HMF SBIC; (ii) 2,757,322 shares owned by HEI IV; and (iii) 127,111 shares owned by HEA IV. HMP SBIC serves as the general partner of HMF SBIC and has voting and investment control over the shares owned by HMF SBIC and may be deemed to own beneficially the shares owned by HMF SBIC. HMP SBIC owns no securities of the Issuer directly. HEP IV serves as the general partner of HEI IV and HEA IV and has voting and investment control over the respective shares owned by HEI IV and HEA IV and may be deemed to own beneficially the shares owned by HEI IV and HEA IV. HEP IV owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2013.
(3)	The percentages set forth on the cover sheets are calculated based on 81,095,945 shares of Common Stock reported to be outstanding as of October 31, 2013 as reported on the Issuer’s most recently filed 10-Q as filed with the SEC on November 8, 2013.

CUSIP NO. 81763U 10 0	13 G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Equity Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,758,736 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,758,736 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,736 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,874,303 shares owned by HMF SBIC; (ii) 2,757,322 shares owned by HEI IV; and (iii) 127,111 shares owned by HEA IV. HMP SBIC serves as the general partner of HMF SBIC and has voting and investment control over the shares owned by HMF SBIC and may be deemed to own beneficially the shares owned by HMF SBIC. HMP SBIC owns no securities of the Issuer directly. HEP IV serves as the general partner of HEI IV and HEA IV and has voting and investment control over the respective shares owned by HEI IV and HEA IV and may be deemed to own beneficially the shares owned by HEI IV and HEA IV. HEP IV owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2013.
(3)	The percentages set forth on the cover sheets are calculated based on 81,095,945 shares of Common Stock reported to be outstanding as of October 31, 2013 as reported on the Issuer’s most recently filed 10-Q as filed with the SEC on November 8, 2013.

CUSIP NO. 81763U 10 0	13 G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Equity Affiliates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,758,736 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,758,736 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,736 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,874,303 shares owned by HMF SBIC; (ii) 2,757,322 shares owned by HEI IV; and (iii) 127,111 shares owned by HEA IV. HMP SBIC serves as the general partner of HMF SBIC and has voting and investment control over the shares owned by HMF SBIC and may be deemed to own beneficially the shares owned by HMF SBIC. HMP SBIC owns no securities of the Issuer directly. HEP IV serves as the general partner of HEI IV and HEA IV and has voting and investment control over the respective shares owned by HEI IV and HEA IV and may be deemed to own beneficially the shares owned by HEI IV and HEA IV. HEP IV owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2013.
(3)	The percentages set forth on the cover sheets are calculated based on 81,095,945 shares of Common Stock reported to be outstanding as of October 31, 2013 as reported on the Issuer’s most recently filed 10-Q as filed with the SEC on November 8, 2013.

CUSIP NO. 81763U 10 0	13 G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS. Housatonic Equity Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,758,736 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,758,736 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,736 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,874,303 shares owned by HMF SBIC; (ii) 2,757,322 shares owned by HEI IV; and (iii) 127,111 shares owned by HEA IV. HMP SBIC serves as the general partner of HMF SBIC and has voting and investment control over the shares owned by HMF SBIC and may be deemed to own beneficially the shares owned by HMF SBIC. HMP SBIC owns no securities of the Issuer directly. HEP IV serves as the general partner of HEI IV and HEA IV and has voting and investment control over the respective shares owned by HEI IV and HEA IV and may be deemed to own beneficially the shares owned by HEI IV and HEA IV. HEP IV owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2013.
(3)	The percentages set forth on the cover sheets are calculated based on 81,095,945 shares of Common Stock reported to be outstanding as of October 31, 2013 as reported on the Issuer’s most recently filed 10-Q as filed with the SEC on November 8, 2013.

Introductory Note: This Amendment No. 2 to the statement on Schedule 13G is being filed by the Reporting Persons in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of ServiceSource International, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer: ServiceSource International, Inc.

(b)	Address of Issuer’s

Principal Executive Offices:           634 Second Street

San Francisco, California 94107

Item 2

(a)	Name of Person(s) Filing:

Housatonic Micro Fund SBIC, L.P. (“HMF SBIC”)

Housatonic Micro Partners SBIC, L.L.C. (“HMP SBIC”)

Housatonic Equity Investors IV, L.P. (“HEI IV”)

Housatonic Equity Affiliates IV, L.P. (“HEA IV”)

Housatonic Equity Partners IV, L.L.C. (“HEP IV”)

(b)	Address of Principal Business Office: c/o Housatonic Partners

One Post Street, Suite 2600

San Francisco, California 94104-5203

(c)	Citizenship:

HMF SBIC	Delaware
HMP SBIC	Delaware
HEI IV	Delaware
HEA IV	Delaware
HEP IV	Delaware

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 81763U 10 0

Item 3	Not applicable.

Page 7 of 10 Pages

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
HMF SBIC	3,874,303	0	6,758,736	0	6,758,736	6,758,736	8.3%
HMP SBIC (2)	0	0	6,758,736	0	6,758,736	6,758,736	8.3%
HEI IV	2,757,322	0	6,758,736	0	6,758,736	6,758,736	8.3%
HEA IV	127,111	0	6,758,736	0	6,758,736	6,758,736	8.3%
HEP IV (2)	0	0	6,758,736	0	6,758,736	6,758,736	8.3%

(1)	Represents the number of shares of Common Stock currently owned by the Reporting Persons.
(2)	HMP SBIC serves as the general partner of HMF SBIC and has voting and investment control over the shares owned by HMF SBIC and may be deemed to own beneficially the shares owned by HMF SBIC. HMP SBIC owns no securities of the Issuer directly. HEP IV serves as the general partner of HEI IV and HEA IV and has voting and investment control over the respective shares owned by HEI IV and HEA IV and may be deemed to own beneficially the shares owned by HEI IV and HEA IV. HEP IV owns no securities of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 81,095,945 shares of Common Stock reported to be outstanding as of October 31, 2013 as reported on the Issuer’s most recently filed 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

Housatonic Micro Fund SBIC, L.P.

By:	Housatonic Micro Partners SBIC, L.L.C.
Its:	General Partner

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Micro Partners SBIC, L.L.C.

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Equity Investors IV, L.P.

By:	Housatonic Equity Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Equity Affiliates IV, L.P.

By:	Housatonic Equity Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Housatonic Equity Partners IV, L.L.C.

By:	/s/ Barry D. Reynolds
Barry D. Reynolds, Manager

Exhibit(s):

A - Joint Filing Statement

Page 9 of 10 Pages